BSR REIT Announces October 2026 Cash Distribution
Little Rock, AR and Toronto, ON, October 15, 2026 – BSR Real Estate Investment Trust (the “REIT”) (NYSE: BSRT), (TSX: BSRT.UN) today announced a cash distribution of US$0.0467 per REIT unit for the month of October 2026, representing US$0.56 per REIT unit on an annualized basis. Payment will be made on November 16, 2026 to unitholders of record as at October 30, 2026.
About BSR Real Estate Investment Trust
BSR Real Estate Investment Trust is an internally managed, unincorporated, open-ended real estate investment trust established pursuant to a declaration of trust under the laws of the Province of Ontario. The REIT owns a portfolio of multifamily garden-style residential properties located in attractive primary markets in the Sunbelt region of the United States.

Forward-Looking Statements
This news release may contain forward-looking statements (within the meaning of applicable securities laws) relating to the business of the REIT. Forward-looking statements are identified by words such as "believe", "anticipate", "project", "expect", "intend", "plan", "will", "may", "estimate" and other similar expressions. These statements are based on the REIT's expectations, estimates, forecasts and projections and include, without limitation, statements regarding the intended monthly distributions of the REIT. The forward-looking statements in this news release are based on certain assumptions including, without limitation, that the REIT will have sufficient cash to pay its distributions. They are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed under the heading "Risk Factors" in the REIT's Q2 2026 Management’s Discussion & Analysis dated August 12, 2026 which is available at www.sedarplus.ca. There can be no assurance that forward-looking statements will prove to be accurate as actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, these forward-looking statements are made as of the date of this news release and, except as expressly required by applicable law, the REIT assumes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.
For further information, please contact:
Spencer Andrews
Vice President of Marketing and Investor Relations
BSR Real Estate Investment Trust
Tel: 501.371.6321